Interchange Bank (formerly known as Interchange State Bank), Washington Interchange Corporation and Clover Leaf Mortgage Company, Inc., all of which are incorporated in New Jersey, are wholly owned direct subsidiaries of the Registrant.

     Clover Leaf Investment Corporation, Clover Leaf Insurance Agency d/b/a Interchange Insurance Agency and Interchange Capital Company, L.L.C. are incorporated in New Jersey and are wholly owned direct subsidiaries of Interchange Bank. Clover Leaf Management Realty Corporation, a New Jersey Corporation, which is also incorporated in New Jersey, is 99% owned by Interchange Bank.